October 9, 2014

Securities and Exchange Commission

100 F Street, N.E.

Judiciary Plaza

Washington, D.C.  20549

Attn: Division of Corporation Finance

Re:	The Teardroppers, Inc. Registration Statement on Form S-1 Filed August 6, 2014 File No. 333-197889

Dear Ladies and Gentlemen:

At the request of The Teardroppers, Inc., (the “Company”), we are responding to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated August 19, 2014 from Celeste M. Murphy on behalf of Larry Spirgel, Assistant Director to the Commission to Ray Gerrity, President of the Company, relating to the registration statement on Form S-1 of the Company filed with the Commission on August 6, 2014 (the “Registration Statement”).  We have filed simultaneously Amendment No. 1 to the Registration Statement and have attached a marked copy of such Amendment No. 1 indicating the changes that the Company has made to the Registration Statement.

General

The numbered paragraph below corresponds to the paragraph in which the comment was made.  For your convenience, we have included above our response a copy of the comment to which we are responding.

Shell Company Status

1. It appears that your company is a “shell company” as defined in Rule 405 of Regulation C. In this regard, it appears that your operations are limited to consulting for a related party, and that your assets are limited to cash earned from such activities. It also appears from your statement on page 21 that the majority of your general and administrative expenses have been related to the issuance of stock to the founders. Thus, it appears that your company has had nominal operations and assets since inception in December 2012. Please revise the cover page of your prospectus to prominently disclose that you are considered a shell company and discuss under “Shares Eligible for Future Sale,” the resale limitations imposed by Rule 144(i) due to your shell company status.

Response

The Company does not believe that it is a "Shell Company" as that term is defined in Rule 405 of Regulation C ("405").

405 defines a Shell company as follows:

Shell company. The term shell company means a registrant, other than an asset-backed issuer as defined in Item 1101(b) of Regulation AB (§ 229.1101(b) of this chapter), that has:

(1) No or nominal operations; and

(2) Either:

(i) No or nominal assets;

(ii) Assets consisting solely of cash and cash equivalents; or

(iii) Assets consisting of any amount of cash and cash equivalents and nominal other assets.

Securities and Exchange Commission

The Company was incorporated in June of 2013 with the intention of entering into the business of offering to provide advertising space on custom designed "Teardrop Trailers". The idea for the business was conceived by Kevin O'Connell, ("Mr. O'Connell"), the Managing Member of Devcap Capital Partners, LLC ("Devcap"). While the business concept was being developed, the Company took advantage of Devcap and Mr. O'Connell's, and CEO Raymond Gerrity's business experience by entering into the two Consulting Agreements that are set forth in the S-1 Registration Statement filed on August 6, 2014 (the "S-1"). These Consulting Agreements, while material in terms of revenue and cash flow for the business through September of 2014, do not represent nor are intended to be the major business operations of the business. In fact, the major component of the Company's business plan is to conduct a mobile advertising business using Teardrop Trailers, and the Consulting Agreement with Gemini Southern, LLC has been cancelled.

As can be seen from Amendment No. 1 to the S-1 ("Amendment No. 1"), in (March) of 2014, in furtherance of the mobile advertising business, the Company purchased 2 "classic" cars to act as tow cars for the trailers, representing an investment of $65,000. One of those vehicles was returned to the former owner. As well, the Company has ordered one Teardrop Trailer and one kit to assemble a Teardrop Trailer, which are expected to be delivered to the Company in September, representing an investment of $10,000. Further, the Company has agreed to pay salaries of $2,500 per month each to Ray Gerrity, CEO and Robert Wilson, Secretary, as well as hire an office administrator at a salary of $42,000 per year to administrate the mobile advertising business. The Company's internal projections show that each Trailer, utilizing a Company supplied tow car, is projected to produce revenue of approximately $42,500 per year. The Company will order more Trailers as demand for its mobile advertising platform increases.

Thus, the Company's operations are not "limited to consulting to a related party" and our assets will not be limited to cash earned from such consulting activities"(consulting").

2. Confirm through added disclosure, if true, that you do not believe that the company is a blank-check company because the company and its affiliates and promoters have no plans or intentions to engage in a merger or acquisition with an unidentified company or person or, once it is a reporting company, to be used as a vehicle for a private company to become a reporting company.

Response

The Company has added disclosure in the Summary and Business Sections that the Company and its affiliates and promoters have no plans or intentions to engage in a merger or acquisition with an unidentified company or person or, once it is a reporting company, to be used as a vehicle for a private company to become a reporting company.

The Company, page 1

3. You state that the company commenced operations in either January (p. 15) or February (p. 4) 2014, although the consulting agreement with Gemini Southern began in September 2013. Please revise to clarify this apparent discrepancy, and explain what is meant by “commenced operations.” Also, confirm in your response that you consider consulting to be a significant part of your business going forward and that it is not just a temporary stop-gap plan to earn money until your mobile advertising business is functioning. We note in this regard your statement on page 8 that management has limited experience in the recreational and camping trailer industries, which appears to be the same industry in which you are offering yourselves as consultants. Please clarify.

Response

The disclosure has been amended to show that the Company will not seek any further consulting clients and accordingly, the Risk Factor has been deleted as inapplicable.

Risk Factors, page 5

Because management does not have specific experience in recreational. .. ., page 8

4. Please clarify the need to rely on the experience of third parties with respect to the recreational and camping trailer business. Does this have to do with your consulting business? It is not clear how this industry is related to your advertising business. Also in this regard clarify the statement on page 4 regarding the value to the business of having the trailers configured as camping trailers.

Securities and Exchange Commission

Response

The Risk Factor has been eliminated due to the Company's plan of not seeking any further consulting clients. The disclosure on Page 4 regarding the value of having the trailers configured as camping trailers has been clarified.

Plan of Operations, page 19

5. Please clarify your near-term business plan by highlighting the chief initiatives you intend to undertake within the next year, the cost you anticipate incurring to achieve these initiatives, and the timing involved. For example, disclose when you expect to take delivery of the first Teardrop Trailer you have ordered, and when you expect to order additional trailers.

The registration Statement has been amended to enhance the disclosure in the Plan of Operation in accordance with the Staff's comment.

Operating activities for the three months ended March 31, 2014

Operating Expenses, page 20

6. We note that you executed a consulting agreement with DEVCAP Partners LLC, another entity which is controlled by Kevin O’Connell, your principal shareholder. Such agreement requires you to pay DEVCAP $7,500 per month ($22,500 per quarter, commencing on January 1, 2014) for services related to marketing, architectural development, accounting, finance, corporate structure and tax planning. Please tell us the following:

  Why you paid DEVCAP a total of $95,587, which was significantly in excess of the amount stipulated in the consulting agreement.
  What your officers’ roles are, considering that their duties appear to be performed by DEVCAP.

Response

We erroneously disclosed $95,587 in consulting fees to DEVCAP for the three months ended March 31, 2014. We have corrected the amount to DEVCAP to be $45,000 for the six months ended June 30, 2014.

Devcap provides general management and corporate finance advisory services. Our officers, are in charge of business operations, including management, marketing and planning, as well as operating the business on a day to day basis.

Operating activities for the period from June 3, 2013 to December 31, 2013

Operating Expenses, page 21

7. It appears that founder shares were issued to Messrs. Gerrity and Wilson as reported on page 23. Please tell us your basis of measurement for such shares and why the costs of such founders’ shares were accounted for as operating expenses. We note that they received zero compensation per your executive compensation disclosure.

Response

The basis of measurement for such shares issued to founders was at par $0.001. The related expense of $36,000 was reclassified to cost of services expense from operating expense as the founders were instrumental in generating the consulting services from related party income. We have updated the Item 11. Executive Compensation table to reflect the founder shares issued to officers.

Securities and Exchange Commission

Director Independence, page 24

8. You state here that the board of directors consists of two persons, while elsewhere in the document you state that Raymond Gerrity is the sole director. Please revise.

Response

The Registration Statement has been amended to clarify that there is one director.

Selling Shareholders, page 27

9. Please revise your disclosure to identify your selling shareholders as underwriters (not simply that may be deemed to be underwriters). We believe that because your company is a shell company, any selling shareholders reselling their shares in a registered offering are considered underwriters, whose sales are designed to create a market in the company’s securities. Because the offering is deemed to be an indirect primary offering by the company through the selling shareholders, the offering price of the shares being sold must be fixed for the duration of the offering. Refer to SEC Release 33-8869 (2007). Please revise your disclosure throughout the prospectus to fix the price at 2 cents (or whatever alternative price is determined) for the duration of the offering.

Response

As set forth in the Company's response to Comment 1 above, the Company does not believe that it falls within the definition of a "Shell Company". Accordingly, the Registration Statement has not been amended pursuant to this Comment No. 9.

10. You state at the end of the first paragraph that if the selling shareholders sell all the registered shares, they will not continue to hold any additional shares. However, your chart indicates that 3 selling shareholders are offering less than 10% of their holdings. Please revise.

Response

The disclosure in the Registration Statement has been revised in accordance with the Staff's Comment.

Note 6 – Stockholders’ Equity, page F-8

11. Please identify your six founders. We understand that Messrs. Gerrity and Wilson, who received founders’ shares per your disclosure on page 23, appear to account for two of them.

We have updated Note 6 to the footnotes to identify the six founders as:

Devcap Partners, LLC

GB Investments, Inc.

Steve Verska

Cassin Farlow LLC

Raymond Gerrity

Robert Wilson

Note 5 – Related Party Transactions

Service revenues to related party, pages F-8 and F-17

12. We note that you earned your revenues by providing consulting services provided to Gemini Southern LLC, an entity which is managed and presumably owned by Kevin O’Connell, your largest shareholder. We understand that these services relate to the “business development in the outdoor and travel industry” and you did not incur related cost of services. Since you received cash consideration from your principal shareholder at no cost to you, please tell us whether such amount may be deemed a contribution by a shareholder (thus, a capital transaction) instead of revenue. In addition, tell us why there were no related costs of services. Refer to your basis in the accounting literature.

Securities and Exchange Commission

Our auditors have restated the financial statements for the period from June 3, 2013 to December 31, 2013 to reclassify the founder shares expense as well as non-related party consulting fees to cost of services to better reflect the Company’s related costs to earn the service revenues pursuant to the Gemini Southern, LLC consulting agreement. The Company does have cost of services with regards to the consulting agreement. The Company pays outside non related consultants to execute and support the services needed to earn the consulting revenues. We have updated the MD&A accordingly to disclose these costs of services.

Note 1 – Organization and Description of Business, page F-14

We note that your produced 3 DIY kits. Please tell us why the DIY kits are not reflected in the balance sheets on page F-10.

We have deleted the sentence in Note 1 regarding the mention of completed DIY kits as the Company does not have any completed DIY kits in inventory.

On behalf of the Company, We have arranged for delivery to the attention of Gregory Dundas, Attorney- Advisor of the Commission via Federal Express for overnight delivery three copies of this response letter together with marked copies of Amendment No.1.

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned at 760-692-1162 or Stanley M. Moskowitz, who is Of Counsel to this firm at 858 523-0100.

Very truly yours,

The Bingham Law Group.APC

By: /s/ The Bingham Law Group.APC